EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the fiscal years ended January 1, 2011, January 2, 2010, January 3, 2009, December 29,
2007 and December 30, 2006
(Millions of Dollars)

	Fiscal Year
	2010	2009	2008	2007	2006
Earnings from continuing operations before income taxes and non-controlling interests	$237.1	$283.3	$293.2	$429.3	$351.5
Add:
Interest expense	110.0	63.7	92.1	92.8	69.3
Portion of rents representative of interest factor	17.9	6.3	8.7	9.3	8.1
Distributed income of equity investees	3.5	—	—	—	—

Income as adjusted	$368.5	$353.3	$394.0	$531.4	$428.9
Fixed charges:
Interest expense	$110.0	$63.7	$92.1	$92.8	$69.3
Portion of rents representative of interest factor	17.9	6.3	8.7	9.3	8.1

Fixed charges	$127.9	$70.0	$100.8	$102.1	$77.4

Ratio of earnings to fixed charges	2.9	5.0	3.9	5.2	5.5